Exhibit 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

August 31, 2012

Intellipharmaceutics International Inc.
August 31, 2012

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of comprehensive (loss) income	3

Condensed unaudited interim consolidated statements of shareholders’ (deficiency) equity	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6-19

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars, except share data)
	August 31,	November 30,
	2012	2011
	$	$

Assets
Current
Cash and cash equivalents	2,871,807	4,817,088
Accounts receivable	11,088	3,383
Investment tax credits	319,403	349,861
Prepaid expenses, sundry and other assets	318,908	124,982
	3,521,206	5,295,314

Property and equipment, net (Note 4)	1,431,756	951,914
	4,952,962	6,247,228

Liabilities
Current
Accounts payable	629,193	554,210
Accrued liabilities (Note 5)	185,265	436,154
Employee cost payable (Note 7)	599,951	736,073
Current portion of capital lease obligations (Note 8)	50,081	43,383
Due to related parties (Note 6)	783,750	757,126
	2,248,240	2,526,946

Deferred revenue	-	107,091
Capital lease obligations (Note 8)	60,313	95,206
Warrant liability (Note 12)	4,216,997	6,611,015
	6,525,550	9,340,258

Contingencies (Note 14)

Shareholders' deficiency
Capital stock (Notes 9 and 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,801,623 common shares	147,152	147,152
(2011 - 15,908,444)
Additional paid-in capital	27,411,014	20,822,672
Accumulated other comprehensive loss	(430,335)	(115,035)
Deficit	(28,700,419)	(23,947,819)
	(1,572,588)	(3,093,030)
	4,952,962	6,247,228

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of comprehensive (loss) income

(Stated in U.S. dollars, except share data)
	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$

Revenue
Research and development	-	501,814	107,091	501,814
	-	501,814	107,091	501,814

Expenses
Research and development	1,279,401	1,237,291	4,381,249	3,861,206
Selling, general and administrative	732,615	566,423	2,705,425	2,009,856
Depreciation	128,890	61,332	266,325	165,677
	2,140,906	1,865,046	7,352,999	6,036,739

Loss from operations	(2,140,906)	(1,363,232)	(7,245,908)	(5,534,925)
Fair value adjustment of derivative liability (Note 12)	488,459	2,536,680	2,303,107	4,137,626
Financing expense	-	-	-	(2,357,732)
Net foreign exchange gain (loss)	207,644	(71,068)	218,459	184,451
Interest income	1,937	15,200	19,480	40,798
Interest expense	(15,372)	(20,449)	(47,738)	(65,364)
Net (loss) income	(1,458,238)	1,097,131	(4,752,600)	(3,595,146)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(198,096)	45,306	(315,300)	(137,629)
Comprehensive (loss) income	(1,656,334)	1,142,437	(5,067,900)	(3,732,775)

(Loss) income per common share, basic and diluted
Basic	(0.08)	0.07	(0.28)	(0.24)
Diluted	(0.08)	0.05	(0.28)	(0.24)

Weighted average number of common shares outstanding
Basic	17,786,409	15,906,954	17,061,071	14,690,454
Diluted	17,786,409	23,913,466	17,061,071	14,690,454

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' (deficiency) equity for the year ended November 30, 2011 and the nine months ended August 31, 2012

(Stated in U.S. dollars, except share data)
				Accumulated		Total
			Additional	other		shareholders'
	Common shares		paid-in	comprehensive		(deficiency)
	Number	Amount	capital	(loss) income	Deficit	equity
		$	$	$	$	$
Balance, December 1, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares	4,800,000	-	-	-	-	-
Shares issued for options exercised	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	674,746	-	-	674,746
Stock options to non-management board members	-	-	27,714	-	-	27,714
DSU's to non-management board members		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants			755,124	-	-	755,124
Other comprehensive income (net of tax - $Nil)	-	-	-	110,441	-	110,441
Net loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)

Issuance of common shares (Note 1)	1,818,182		5,000,000	-		5,000,000
Share issuance cost	-	-	(779,271)	-		(779,271)
Stock options to employees	-	-	2,022,335	-	-	2,022,335
Stock options to non-management board members			55,176	-	-	55,176
DSU's to non-management board members (Note 11)			26,914	-	-	26,914
Issuance of shares on exercise of warrants (Note 12)			263,188	-	-	263,188
Other comprehensive loss (net of tax - $Nil)	-	-	-	(315,300)	-	(315,300)
Net loss	-	-	-	-	(4,752,600)	(4,752,600)
Cancellation on shares exchanged	(3)	-	-	-	-	-
Balance, August 31, 2012	17,801,623	147,152	27,411,014	(430,335)	(28,700,419)	(1,572,588)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$

Net (loss) income	(1,458,238)	1,097,131	(4,752,600)	(3,595,146)
Items not affecting cash
Depreciation	128,890	61,332	266,325	165,677
Stock-based compensation (Notes 10)	249,535	66,270	2,077,512	658,840
Deferred share units (Note 11)	10,906	6,637	26,914	26,730
Interest accrual (Note 6)	11,637	20,368	34,048	65,140
Fair value adjustment of derivative liability	(488,459)	(2,536,680)	(2,303,107)	(4,137,627)
Financing expense	-	-	-	884,587
Unrealized foreign exchange (gain) loss	(119,622)	(132,472)	(129,077)	113,414

Change in non-cash operating assets & liabilities
Accounts receivable	(8,672)	(4,440)	(7,695)	(4,547)
Investment tax credits	204,908	137,089	41,673	603,113
Prepaid expenses, sundry assets and other assets	(76,946)	23,859	(221,633)	(120,075)
Accounts payable and accrued liabilities	(29,600)	(129,976)	(551,040)	62,951
Deferred revenue	-	98,186	(107,091)	98,186
Cash flows used in operating activities	(1,575,661)	(1,292,696)	(5,625,771)	(5,178,757)

Financing activities
Payments due to related parties	(33,715)	-	(33,715)	(351,229)
Repayment of capital lease obligations	(11,013)	(2,884)	(32,235)	(12,852)
Issuance of common shares on exercise of stock options	-	-	-	90,818
Proceeds from issuance of shares and warrants, gross (Note 9)	-	-	-	12,000,000
Proceeds from issuance of shares on exercise of warrants (Note 12)	125,000	-	187,500	-
Proceeds from issuance of shares on financing (Note 1)	-	-	5,000,000	-
Share issuance cost	(193,204)	-	(703,625)	-
Cash flows (used in) from financing activities	(112,932)	(2,884)	4,417,925	11,726,737

Investing activity
Purchase of property and equipment	(369,590)	(124,542)	(746,167)	(302,045)
Cash flows used in investing activities	(369,590)	(124,542)	(746,167)	(302,045)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(4,955)	(4,504)	8,732	18,573

(Decrease) Increase in cash	(2,063,138)	(1,424,626)	(1,945,281)	6,264,508
Cash and cash equivalents, beginning of period	4,934,945	8,478,270	4,817,088	789,136

Cash and cash equivalents, end of period	2,871,807	7,053,644	2,871,807	7,053,644

Supplemental cash flow information
Interest paid	33,715	-	33,715	113,940

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

1.	Nature of operations
Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd.”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $28,700,419 as at August 31, 2012 (November 30, 2011 - $23,947,819). Previously, the Company funded its research and development activities through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. On March 15, 2012, the Company completed a registered direct common share offering and received gross proceeds of $5,000,000, as described in Note 9.

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this.  In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While the Company expects to satisfy its operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there can be no assurance that it will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all.  The availability of financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require it to agree to operating and financial covenants that would restrict our operations.   In the event that the Company does not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to it, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Basis of presentation

The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

2.	Basis of presentation (continued)

Basis of consolidation
These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd., and Vasogen Corp.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2011 and should be read in conjunction with those statements. The condensed unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the Company’s financial position and results of operations for the interim periods presented.  All such adjustment are of normal recurring nature.

All inter-company accounts and transactions have been eliminated on consolidation.

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Financial Instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of comprehensive loss.

(c)   Recently adopted accounting pronouncements

In May 2011, the FASB provided amendments Accounting Standards Update (“ASU”) 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements” in U.S. GAAP and International Financial Reporting Standards (“IFRS”) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted it on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

3.          Significant accounting policies (continued)

c)       Recently adopted accounting pronouncements (continued)

standard on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05.One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company has adopted it on March 1, 2012. The adoption did not have an impact on the Company’s 2012 financial statements.

4.          Property and equipment

	August 31, 2012
			Accumulated	Net book
	Cost		depreciation	value
	$		$	$

Computer equipment		214,347	155,782	58,565
Computer software		109,781	35,276	74,505
Furniture and fixtures		125,507	81,274	44,233
Laboratory equipment		2,425,054	1,371,672	1,053,382
Leasehold improvements		1,091,050	1,036,042	55,008
Computer equipment under capital lease		75,743	62,645	13,098
Laboratory equipment under capital lease		200,691	67,726	132,965
		4,242,173	2,810,417	1,431,756

	November 30, 2011
			Accumulated	Net book
	Cost		depreciation	value
	$		$	$

Computer equipment		185,662	145,070	40,592
Computer software		39,355	27,808	11,547
Furniture and fixtures		111,255	76,187	35,068
Laboratory equipment		1,941,659	1,264,505	677,154
Leasehold improvements		940,362	927,021	13,341
Computer equipment under capital lease		76,093	59,375	16,718
Laboratory equipment under capital lease		201,622	44,128	157,494
		3,496,008	2,544,094	951,914

Depreciation for the three and nine months ended August 31, 2012 was $128,890 and $266,325, respectively (three and nine months ended August 31, 2011 was $61,332 and $165,677, respectively).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

5.	Accrued liabilities

	August 31,	November 30,
	2012	2011
	$	$

Professional fees	84,318	307,465
Other	100,947	128,689
	185,265	436,154

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2012	2011
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(August 31, 2012 - C$744,376; November 30, 2011 - C$774,330)	755,175	729,520
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(August 31, 2012 - C$28,167; November 30, 2011 - C$28,167)	28,575	27,606
	783,750	757,126

Interest expense on the promissory note payable to related parties for the three and nine months ended August 31, 2012 are $11,637 and $34,048, respectively (three and nine months ended August 31, 2011 are $20,449 and $65,364, respectively) and has been included in the consolidated statement of comprehensive (loss) income.

(i)
Effective October 22, 2009 (“effective date”), the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011  and on March 15, 2012, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the three and nine months ended August 31, 2012, there was no principal repayment but there was an interest payment of $33,715, (C$34,083). For the three months ended August 31, 2011 there were no payments of principal and interest. During the nine months ended August 31, 2011, the shareholder loan principal of $237,289 (C$236,459) and interest of $113,940 (C$113,541) was paid prior to completion of the private placement by the Company in accordance with the terms of the IPC Arrangement Agreement.

As described in Note 7 certain salary payable is owing to the two shareholders.

7.	Employee cost payable

As at August 31, 2012, the Company had $472,619 (November 30, 2011 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $127,332 (November 30, 2011 - $263,454) for other amounts payable to certain employees.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

8.	Lease obligations

The Company leases facilities under an operating lease, which expires in November 2012.  The Company is currently in discussion for the extension of the lease for its premises. The Company also leases various equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at August 31, 2012:

	Capital	Operating
Year ending November 30,	Lease	Lease
	$	$

2012	62,970	22,581
2013	62,987	-
2014	2,401	-
	128,358	22,581
Less: amounts representing interest at 14%	17,964	-
	110,394	22,581
Less: Current portion	50,081	22,581
Balance, Long-term portion	60,313	-

9.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2012 and November 30, 2011 the Company has 17,801,623 and 15,908,444 respectively common shares issued and outstanding, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 34% of IPC at August 31, 2012 (November 30, 2011 – 38%).

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company.

Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

(b)
On February 1, 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

9.            Capital stock (continued)

Authorized, issued and outstanding (continued)

warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price.

Under U.S. GAAP,  where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through the statement of comprehensive loss.

The Company incurred financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005 and $655,582 as the cost of the private offering.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 12). The Company recorded the full value of the warrant as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expense.

(c)
On March 15, 2012 the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs directly attributable to the common share offering have been recorded as share issuance costs in shareholders deficiency.

10.	Options

All grants of options after October 22, 2009 are made from the Company’s Stock Option Plan (the “Option Plan”), providing for the granting of options to certain officers, directors, employees and consultants of the Company. The maximum number of common shares issuable under the Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,780,162 based on the number of issued and outstanding common shares as at August 31, 2012. As at August 31, 2012, 1,375,151 options are outstanding and 405,011 options are available for grant under the Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,381,970 performance-based stock options have been vested as of August 31, 2012. These options were still outstanding as at August 31, 2012 and will expire in 2014.

In the three and nine months ended August 31, 2012, Nil and 955,000, respectively, (three and nine months ended August 31, 2011 - Nil) stock options to management were granted from the Option Plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

10.	Options (continued)

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than two years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The following table summarizes stock option activity:

		Weighted
		average	Weighted
		exercise	average
	Number of	price per	grant date
	options	share	fair value

Outstanding, December 1, 2011	3,216,954	5.33	2.82
Granted	955,000	3.27	2.51
Exercised	-	-	-
Expired	(33)	69.74	53.82
Forfeiture	(32,862)	-	-
Outstanding, August 31, 2012	4,139,059	4.86	2.76

Exercisable, August 31, 2012	2,198,922	6.05	3.61

As of August 31, 2012, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
	$		$		$	$	$

2.51 - 5.00	4,094,833	3.52	4.20	1.85	2,154,696	3.49	1.89
10.01 - 100.00	36,032	39.50	5.08	30.99	36,032	39.50	30.99
300.00 - 500.00	3,971	331.15	3.80	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	0.79	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	1.95	709.18	33	1,149.13	709.18
	4,139,059	4.86			2,198,922	6.05

Total unrecognized compensation cost relating to the unvested performance-based stock options at August 31, 2012 is approximately $2,214,000 (November 30, 2011 - $2,214,000). During the three and nine months ended August 31, 2012, no compensation cost has been recognized for the remaining unvested performance-based options.  In the three months ended August 31, 2011, no compensation cost has been recognized for the remaining unvested performance-based options. In the nine months ended August 31, 2011, the Company recorded stock based compensation expense of $442,800 related to meeting the performance criteria of 276,394 options.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

10.	Options (continued)

The following table summarizes the components of share-based compensation expense, including Deferred Share Units (“DSU”):

	Three months ended			Nine months ended
	August 31, 2012	August 31, 2011		August 31, 2012	August 31, 2011
	$		$	$	$

Research and development	152,875	29,428		1,353,413	580,385
Selling, general and administrative	107,566	43,479		751,013	105,185
	260,441	72,907		2,104,426	685,570

The Company has estimated its stock option forfeitures to be $Nil for the three and nine months ended August 31, 2012 and 2011.

11.	Deferred share units

During the three and nine months ended August 31, 2012, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at August 31, 2012 19,028 DSUs are outstanding and 90,972 DSUs are available for grant under the DSU Plan.

	Three months ended				Nine months ended
	August 31, 2012		August 31, 2011		August 31, 2012		August 31, 2011
	$	shares	$	shares	$	shares	$	shares

Additional paid in capital	10,906	3,533	6,637	1,679	26,914	8,778	26,730	5,658
Accrued liability	9,611	3,421	6,637	2,036	9,611	3,421	6,637	2,036

12.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 9 these warrants are considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

12.	Warrants (continued)

The following table provides information on the 8,586,000 warrants outstanding and exercisable as of August 31, 2012:

	Number		Shares issuable
Exercise price $	outstanding	Expiry	upon exercise
2.50	3,795,000	February 1, 2013	1,897,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2016	2,347,500
	8,586,000		4,341,000

During the three and nine months ended August 31, 2012, there were exercises in respect of 100,000 and 150,000 warrants resulting in the issuance of 50,000 and 75,000 common shares respectively. For the three and nine months ended August 31, 2012, the fair value of $169,360 and $263,188 for these shares was recorded as a charge to additional paid-in capital.  Details of warrant transactions are as follows:

August 31,
2012

Outstanding, December 1, 2011	8,979,275
Issued during the period	-
Exercised during the period	(150,000)
Expired during the period	(243,275)
Outstanding, end of period	8,586,000

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of comprehensive loss.  Accordingly, the fair value of the Series A and Series B warrants at August 31, 2012 using the Black-Scholes Options Pricing Model was estimated to be $2,967,240 and $1,166,583 respectively, and the fair value of the agent warrants was estimated to be $83,174, using the following assumptions as of August 31, 2012:

	Warrants			Risk free	Expected
Description	outstanding	Dividend	Volatility	rate	life (yrs)
			%	%

Series A	4,695,000	-	51.16	0.33%	3.4
Series B	3,795,000	-	44.97	0.19%	0.6
Agent Warrants	96,000	-	66.14	0.19%	1.4

The change in the fair value of the warrants from the previously recorded amount at November 30, 2011 to the three and nine months ended August 31, 2012 amounted to a gain of $488,459 and $2,303,107 respectively (for the three and nine months ended August 31, 2011 - $2,536,680 and $4,137,626 respectively) and has been recorded as fair value adjustment of derivative liability in the statement of comprehensive (loss) income.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

13.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three and nine months ended August 31, 2012 and August 31, 2011. The Company has non-capital loss carry-forwards at August 31, 2012, totaling $20,352,100 in Canada and $264,188 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 - 2031.

As at August 31, 2012, the Company has a cumulative carry-forward pool of Scientific Research & Experimental Development (“SR&ED”) expenditures in the amount of $7,131,959, which can be carried forward indefinitely. At August 31, 2012, the Company had approximately $357,474 of Ontario harmonization credits, which will expire on the November 30, 2017 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

As at August 31, 2012, the Company had approximately $1,693,250 (2011 - $878,332) of unclaimed Canadian investment tax credits which expire from 2024 to 2031.

These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

14.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at October 2, 2012, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., IPC Ltd., and Par, development and commercialization partner for generic Focalin XR® (“dexmethylphenidate hydrochloride extended-release”) capsules, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. As at July 17, 2012 the parties had stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR® (“quetiapine fumarate extended-release”) tablets, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of the 150, 200, 300 and 400 mg dosage forms of Seroquel XR®.  The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

14.	Contingencies (continued)

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. On or about April 11, 2012, the same AstraZeneca entities filed a lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of the 50 mg dosage form of Seroquel XR®. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR®, on November 1, 2016, or earlier in certain circumstances, subject only to prior FDA approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential.

15.         Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash and cash equivalents is measured based on Level 1 inputs and fair value of warrant liability is measured based on Level 2 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, accrued liabilities, employee cost payable and due to related party loan approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

15.         Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	August 31,	November 30,
	2012	2011
	$	$

Total accounts receivable	11,088	3,383
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	11,088	3,383

Not past due	2,952	1,122
Past due for more than 31 days
but no more than 60 days	2,892	1,096
Past due for more than 61 days
but no more than 90 days	2,848	1,165
Past due for more than 91 days
but no more than 120 days	2,396	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	11,088	3,383

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the nine months ended August 31, 2012, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.  For the nine months ended August 31, 2011, one customer accounted for 100% of accounts receivable of the Company.
The Company is also exposed to credit risk at period end from the carrying value of its cash and cash equivalents. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)

15.         Financial instruments (continued)

(c)	Foreign exchange risk (continued)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		August 31, 2012
	Canadian	U.S
FX rates used to translate to U.S.	0.9857
	$	$

Assets
Cash and cash equivalents	253,820	257,502
Investment tax credits	314,836	319,403
	568,656	576,905
Liabilities
Accounts payable	486,970	494,035
Accrued liabilities	139,923	141,953
Employee cost payable	125,511	127,332
Capital lease	49,365	50,082
Due to related party	744,376	755,175
	1,546,145	1,568,577
Net exposure	(977,489)	(991,672)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2012:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year
	$	$	$	$	$

Accounts payable	629,193	-	-	-	-
Accrued liabilities	185,265	-	-	-	-
Employee cost payable	599,951	-	-	-	-
Lease obligations	11,846	12,285	12,740	13,210	60,313
Due to related parties	783,750	-	-	-	-
	2,210,005	12,285	12,740	13,210	60,313

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2012 and 2011
(Stated in U.S. dollars)
16.	Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

		Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	-	501,814	107,091	501,814
	-	501,814	107,091	501,814

	August 31,		November 30,
		2012		2011
	$		$
Total assets
Canada		4,952,962		6,247,228

Total property and equipment
Canada		1,431,756		951,914